INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(UNAUDITED)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars
(Unaudited)

		As at	As at
	Note	September 30, 2018	December 31, 2017
		$	$

ASSETS

Current
Cash and cash equivalents		12,101	28,361
Marketable securities		39,994	53,430
Amounts receivable		1,064	669
Prepaid expenses		1,218	960

Total current assets		54,377	83,420

Property and equipment		2,335	2,882
Intangible assets		6,236	7,990
Other assets		111	111

Total non-current assets		8,682	10,983

Total assets		63,059	94,403

LIABILITIES

Current
Accounts payable and accrued liabilities	4	12,113	14,092
Other current liabilities	5	447	428

Total current liabilities		12,560	14,520

Loan payable	5	19	98
Deferred lease inducement	5	384	407
Other liabilities	5	801	801

Total non-current liabilities		1,204	1,306

Total liabilities		13,764	15,826

EQUITY
Common shares	6	154,017	145,920
Series I preferred shares	6	2,489	7,586
Series II preferred shares	6	45,120	45,120
Warrants	6	6,498	6,871
Contributed surplus		17,215	15,191
Deficit		(176,044)	(142,111)

Total equity		49,295	78,577

Total liabilities and equity		63,059	94,403

Commitments and contingencies [note 9]

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts
(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
		$	$	$	$

EXPENSES
Research and development	7	10,752	8,275	32,815	27,324
General and administrative	8	1,100	969	3,376	2,607

Operating expenses		11,852	9,244	36,191	29,931

Finance income		(309)	(227)	(814)	(468)
Finance costs		10	19	33	58
Net foreign currency loss (gain)		1,498	2,303	(1,484)	4,909

Net finance costs (income)		1,199	2,095	(2,265)	4,499

Loss before income taxes		13,051	11,339	33,926	34,430

Current income tax expense (recovery)		1	(2)	7	-

Net loss and comprehensive loss for the period		13,052	11,337	33,933	34,430

Basic and diluted loss per common share	6(c)	0.91	1.05	2.49	3.77

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars
(Unaudited)

	Common shares		Series I preferred shares		Series II preferred shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(33,933)	(33,933)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	369,621	3,000	-	-	-	-	-	-	-	3,000
Expiry of warrants	-	-	-	-	-	-	(373)	373	-	-
Conversion of preferred shares	1,171,806	5,097	(35,154,286)	(5,097)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	1,651	-	1,651
Total transactions with owners of the Company	1,541,427	8,097	(35,154,286)	(5,097)	-	-	(373)	2,024	-	4,651
Balance, September 30, 2018	14,688,831	154,017	17,171,541	2,489	4,368,403	45,120	6,498	17,215	(176,044)	49,295

	Common shares		Series I preferred shares		Series II preferred shares		Warrants Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(34,430)	(34,430)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	2,949,674	18,528	-	-	3,250,000	20,463	-	-	-	38,991
Conversion of deferred share units from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Shared-based compensation	-	-	-	-	-	-	-	2,452	-	2,452
Total transactions with owners of the Company	2,949,674	18,528	-	-	3,250,000	20,463	-	2,038	-	41,029
Balance, September 30, 2017	10,794,858	122,347	53,226,191	7,716	4,327,605	44,832	6,888	14,388	(131,453)	64,718

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars
(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2018	September 30, 2017
		$	$

OPERATING ACTIVITIES
Net loss for the period		(33,933)	(34,430)
Adjustments for items not affecting cash
Share-based compensation	6	1,651	2,452
Interest accretion	5	18	43
Amortization of intangible assets	7	1,754	2,895
Depreciation of property and equipment	7	606	606
Deferred lease inducement		(23)	2
Change in fair value of contingent consideration	7	-	(146)
Unrealized foreign exchange (gain) loss		(1,296)	4,514
License agreement amendment	6(b)	3,000	-
		(28,223)	(24,064)
Changes in non-cash working capital balances
Amounts receivable		(395)	(100)
Prepaid expenses		(258)	(279)
Accounts payable and accrued liabilities		(1,979)	4,019
Other current liabilities		8	(24)

Cash used in operating activities		(30,847)	(20,448)

INVESTING ACTIVITIES
Net maturities (purchases) of marketable securities		14,481	(39,057)
Purchase of property and equipment		(59)	(108)

Cash provided by (used in) investing activities		14,422	(39,165)

FINANCING ACTIVITIES
Repayment of loan payable	5	(86)	(97)
Issuance of share capital, net of issuance costs		-	38,991

Cash provided by (used in) financing activities		(86)	38,894

Impact of foreign exchange rate on cash and cash equivalents		251	(1,629)

Net decrease in cash and cash equivalents during the period		(16,260)	(22,348)

Cash and cash equivalents, beginning of period		28,361	50,473

Cash and cash equivalents, end of period		12,101	28,125

Supplemental cash flow information

Preferred shares converted to common shares		5,097	-

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year-end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The audit committee of the board of directors approved the unaudited interim condensed consolidated financial statements on November 13, 2018. Any subsequent changes to IFRS or their interpretation that are given effect in the Company’s annual audited consolidated financial statements for the year ending December 31, 2018, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, except for cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

2.	Basis of presentation (continued)

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities, and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets. During the nine months ended September 30, 2018, the Company extended its estimate of the life of its small molecule platform intangible asset to a remaining useful life of approximately three years. This change in estimate resulted in a reduction to the amortization charge of $1,141 for the nine months ended September 30, 2018.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants. The fair value of the cash-settled DSU liability is remeasured at each reporting date, with the change in liability recognized in general and administrative expenses.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements, except for the newly adopted standards described in note 3(b). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2017.

(a)	Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017; and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

(b)	New standards, amendments and interpretations adopted during 2018

IFRS 9 Financial Instruments

As at January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”). The Company has elected to not restate comparative periods in the year of initial application of IFRS 9 relating to the transition for classification, measurement and impairment. As a result, the comparative information provided continues to be accounted for on a basis consistent with those followed in the most recent annual consolidated financial statements.

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

Classification and Measurement of Financial Instruments

The Company assessed the classification and measurement of the financial instruments it held at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories. There were no changes to the carrying value of the Company’s financial instruments resulting from this reclassification and, accordingly, there was no impact to the Company’s opening balance of deficit as at January 1, 2018 as a result of the adoption of IFRS 9.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Company classifies its financial instruments:

Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income from these financial instruments is recorded in net income (loss) using the effective interest rate method.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

3.	Significant accounting policies (continued)

Fair value through other comprehensive income (“FVOCI”): Financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the financial instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).

FVTPL: Financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a financial instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in net income (loss) and presented net in comprehensive income (loss) in the period in which it arises.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL. Financial liabilities are subsequently measured as FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) it is designated as FVTPL if eligible.

Reclassifications of Financial Instruments on Adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets
Cash and cash equivalents	FVTPL	Amortized cost
Marketable securities	FVTPL	Amortized cost
Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost
Other liabilities	FVTPL	FVTPL

The Company’s marketable securities include guaranteed investment certificates (“GICs”) held by the Company which were reclassified from the FVTPL measurement category to amortized cost. At the date of initial application, the Company’s business model meets the criteria for amortized cost. The Company intends to hold the GICs to maturity to collect contractual cash flows and these cash flows consist solely of payments of principal and interest on the principal amount outstanding.

Impairment of Financial Assets

The Company’s cash and cash equivalents and marketable securities are subject to IFRS 9’s new expected credit loss model which results in a revision to its impairment methodology. Marketable securities at amortized cost are considered to be low risk, and therefore the impairment provision is determined using a 12-month expected credit loss basis. There was no impact to the Company’s opening balance of deficit as a result of the change in impairment methodology.

IFRS 15 Revenue from Contracts with Customers

As at January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this standard did not have an impact on the unaudited interim condensed consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

3.	Significant accounting policies (continued)

(c)	New standards and interpretations not yet effective

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019, with limited early application permitted. The Company plans to adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to opening equity on January 1, 2019. The Company is continuing to assess the impact of this standard and will disclose the estimated financial effects of the adoption of IFRS 16 in its 2018 annual audited consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s unaudited interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its unaudited interim condensed consolidated financial statements, but does not anticipate significant impact in 2018.

4.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2018	2017
	$	$

Trade and other payables	1,899	2,335
Accrued liabilities	8,438	10,363
Due to related parties	1,776	1,394
	12,113	14,092

Amounts due to related parties include cash-settled DSUs and expense reimbursements.

5.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at September 30, 2018 and December 31, 2017, the balance repayable was $126 and $211, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at September 30, 2018 and December 31, 2017, the Company had a deferred lease inducement of $384 and $407, respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

(c)	As at September 30, 2018 and December 31, 2017, the Company had a long-term liability of $801 and $801, respectively, related to contingent consideration on the acquisition of Fluorinov.

The current portions of the loan payable and deferred lease inducement are included in other current liabilities in the unaudited interim condensed consolidated statements of financial position.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange; and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – nine months ended September 30, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $3,000 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the nine months ended September 30, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2018 was 14,369,911 and 13,642,288, respectively (2017 – 10,794,858 and 9,132,801, respectively). The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of common share purchase warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at September 30, 2018:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry date	warrants	price	on exercise	(30 warrants	)

December 2018	60,832,576	$0.28	2,027,753	$8.40

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital (continued)

The following table shows the number of Preferred Warrants outstanding and their exercise price to acquire either one common share or one Series II Preferred Share at the option of the warrant holder as at September 30, 2018:

	Number of
	Preferred	Exercise
Expiry date	Warrants	price

December 2018	1,190,476	$8.40

Changes in the number of outstanding warrants that are exercisable into common shares during the nine months ended September 30 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of period	69,073,031	$0.29	105,187,297	$0.29
Warrant expiry	(8,240,455)	0.40	-	-
Warrant amendment	-	-	(35,714,286)	0.28
Balance, end of period	60,832,576	$0.28	69,473,011	$0.29

(e)	Stock option plan

The 2018 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on June 1, 2018. Options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2018 Stock Option Plan is 3,894,501. As at September 30, 2018, the Company was entitled to issue an additional 2,064,271 stock options under the 2018 Stock Option Plan.

Changes in the number of options outstanding during the nine months ended September 30 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	1,746,982	$12.87	1,380,237	$13.38
Granted	212,000	7.92	1,000	8.21
Forfeited	(128,356)	12.98	(10,000)	12.01
Expired	(396)	13.98	(333)	30.00
Balance, end of period	1,830,230	$12.29	1,370,904	$13.38

Options exercisable, end of period	1,074,451	$13.02	769,712	$12.77

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital (continued)

The following table reflects stock options outstanding as at September 30, 2018:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$6.36 - $9.89	698,634	7.6	$8.16	354,139	$8.32
$10.35 - $12.22	497,356	7.2	$11.20	269,504	$10.36
$13.98 - $15.30	296,188	7.7	$14.02	180,604	$14.03
$17.00 - $23.44	309,052	6.9	$20.22	246,032	$20.47
$28.05	29,000	6.7	$28.05	24,172	$28.05

	1,830,230	7.4	$12.29	1,074,451	$13.02

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the nine months ended September 30 as follows:

	2018	2017
Expected option life	6 years	6 years
Risk-free interest rate	2.1%	1.4%
Dividend yield	0%	0%
Expected volatility	82.9%	88.3%

For the nine months ended September 30, 2018 and 2017, the Company issued 212,000 and 1,000 stock options with a fair value of $1,195,229 and $6,026 and a weighted average grant date fair value of $5.64 and $6.03, respectively.

(f)	Deferred Share Unit Plan

The board of directors approved a cash-settled DSU plan on November 9, 2016. There were 112,500 DSUs issued for the nine months ended September 30, 2018. The fair values of DSUs under this plan as at September 30, 2018 and December 31, 2017 were $1,257 and $1,349, respectively. As at September 30, 2018, there were 159,898 DSUs outstanding.

7.	Research and development

Components of research and development expenses for the three months ended September 30 were as follows:

	2018	2017
	$	$

Research and development programs, excluding the below items	7,375	4,754
Salaries, fees and short-term benefits	1,988	1,829
Share-based compensation	636	574
Amortization of intangible assets	585	965
Depreciation of property and equipment	202	202
Tax credits	(34)	(49)
	10,752	8,275

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

7.	Research and development (continued)

Components of research and development expenses for the nine months ended September 30 were as follows:

	2018	2017
	$	$

Research and development programs, excluding the below items	19,850	16,590
Salaries, fees and short-term benefits	6,396	5,294
License agreement amendment (note 6(b))	3,000	-
Share-based compensation	1,393	2,198
Amortization of intangible assets	1,754	2,895
Change in fair value of contingent consideration	-	(146)
Depreciation of property and equipment	606	606
Tax credits	(184)	(113)
	32,815	27,324

8.	General and administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2018	2017
	$	$

General and administrative expenses, excluding the below items	372	326
Salaries, fees and short-term benefits	640	514
Change in fair value of deferred share units	6	53
Share-based compensation	82	76
	1,100	969

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2018	2017
	$	$

General and administrative expenses, excluding the below items	1,435	1,062
Salaries, fees and short-term benefits	1,887	1,435
Change in fair value of deferred share units	(204)	(144)
Share-based compensation	258	254
	3,376	2,607

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

9.	Commitments and contingencies

As at September 30, 2018, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $21,165. These commitments include agreements related to the conduct of the phase 1 clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory lease, in the amount of $286 over the next 12 months, $1,035 from 12 to 60 months, and $572 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 trials, respectively, regulatory milestones on their first achievement totalling $5,000, and royalties on commercial sales.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the unaudited interim condensed consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

10.	Financial instruments

(a)	Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include GICs held by the Company, are valued at amortized cost.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at September 30, 2018 and December 31, 2017, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $38,451 and U.S. $58,627, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $7,043 and U.S. $6,778, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at September 30, 2018 and December 31, 2017 of $404 and $673, respectively.

U.S. dollar expenses for the nine months ended September 30, 2018 and 2017 were approximately U.S. $12,660 and U.S. $11,070, respectively. Varying the U.S. exchange rate for the nine months ended September 30, 2018 and 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $163 and $145, respectively, assuming that all other variables remained constant.